                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.

Caution Required by Certain SEC Rules

Investors and security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed combination when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospects (when it is available) and other documents filed by with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.

Forward-looking Statements

This transcript contains "forward-looking statements" (as that phrase is used in Section 21E of the Securities Exchange Act of 1934) related to iPrint's plans and expectations about its proposed combination with Wood Associates and the anticipated benefits thereof. Actual results could differ materially from those stated or implied in the company's forward-looking statements because of risks and uncertainties associated with the proposed combination, including, without limitation, the completion of the transaction, the ability of the two companies to successfully integrate their managements and operations, the success of the combined company increasing its customer base and leveraging that base to generate revenue, and the status of iPrint's Nasdaq listing. In addition, the projected financial information contained in this release is subject to additional risks and uncertainties, including, but are not limited to, lower than expected customer orders, competitive factors including pricing pressures, technological developments and products offered by competitors, technological difficulties or resource constraints encountered in developing new products, failure to provide a timely flow of competitive new products or lack of market acceptance of those products, disruption of partner or customer business relationships, and other risks associated with Web-based business such as defects, interruptions and failures related to computer and telecommunications infrastructure. In addition, iPrint's forward-looking statements should be considered in the context of other risk factors discussed in its Securities and Exchange Commission filings, including its most recent Forms 10-Q and 10-K, available for viewing on its Web site. (To access this information, click on "Investor Relations," "SEC Filings.")

Transcript of iPrint Technologies, inc. and Wood Associates Merger Conference
Call
June 26, 2001, 10:00 a.m. (PDT)


Sonya Chan:

Good morning. I'd like to welcome all of you to the iPrint Technologies and Wood Associates merger conference call.

Before we begin, I'd like to make a brief statement regarding forward looking remarks. The call today will contain forward looking information regarding the proposed merger, other future events and the anticipated performance of iPrint and the combined companies. Our business is subject to risks and uncertainties which could cause actual results to differ materially from those we forecast here today. For detailed information on these risks and uncertainties, we refer you to the warnings concerning future results contained in our press release issued yesterday regarding the merger, our SEC filings made in connection with the merger and our most recently filed Form 10-Q.

Now I would like to introduce Royal Farros, CEO and Chairman of iPrint Technologies.


Royal Farros:

Thank you, Sonya. Good morning. As you know, this call is to discuss our recently announced merger with Wood Associates.

Joining me in Menlo Park today are Monte Wood, Founder and Chief Executive Officer of Wood Associates, and Robyn Cerutti, CFO of iPrint Technologies.

Here's the agenda: I'll begin by discussing the strengths each organization brings to this transaction and the opportunities that we see going forward. I will then discuss management roles in the new organization. At that point, it will be my pleasure to turn things over to Monte who will discuss the benefits resulting from the transaction and provide additional remarks about Wood Associates' business, customers, and partners. Robyn will then give an overview of the financial details of the transaction. Following Robyn's comments, I will add a few closing remarks before turning the call over to the operator for questions.

I just want to take a moment to say we're really excited about this merger. Quite frankly, mergers in complementary businesses are typically hard to do because there are usually so many "collision" points... by definition, if you're in a similar business, you're probably doing similar things, with similar management teams, with similar infrastructure, and so on.

That's why we're so excited about the iPrint-Wood merger. We both approach a similar business but in very different ways. The two companies fit together like hand-in-glove.

iPrint is focused on building the best technology in the e-printing space while Wood Associates has focused on creating a terrific sales engine to the Fortune 1000.

The combination creates a company that gives us a category-killer jump start in becoming the dominant supplier of technology and solutions in the enterprise e-printing space.

So let's talk briefly about what we feel is an outstanding investment premise:

* Looking at corporate America, we're all aware of the huge investment companies have been making--and are still making--in ERP, e-procurement, and supply chain environments.

* What this means is that everyone is primed to look for additional services that will drive ROI.

* We're in a big market: And, according to a Deloitte study, custom imprinting is a top 10 place where corporations expect to target e-procurement.

* And I think what's most exciting: We don't see a competitor out there that has the technology, customers, or breadth of services that the iPrint-Wood combination has.


Now, let's dive into a few of the specifics on how the new iPrint Technologies plans to take advantage of this wonderful marketing opportunity:

In addition to the thousands of business accounts they serve, Wood Associates is also currently serving over 200 active Fortune 1000 accounts. Included in these 200 are some of the great brand names in industry, like AOL/Time Warner, BP, Compaq, and Charles Schwab.

Wood Associates has a national presence, including 19 business offices in major cities such as Boston, Chicago, Atlanta, Seattle, Los Angeles, and of course Silicon Valley.

Wood Associates has over 125 sales professionals and support staff servicing the Fortune 1000... that's a lot of sales traction.

Combine Wood's sales activities with iPrint's and we believe we'll report $30 million in proforma revenues for 2001 and a $100 million in proforma revenues in 2002.


I think most of you are familiar with what iPrint brings to the table. We're the technology leader in a space that's vigorously being developed by such notable companies as Oracle, PeopleSoft, and Ariba... and that is introducing e-procurement into the supply chain.

We're, of course, the "e-Printing" piece of that e-procurement equation... we're the technology and solution layer between the organization and all of the backend commercial imprinting suppliers.

As most of you know, we're also partnering with the big guys out there... Oracle, PeopleSoft, Microsoft's .NET initiative... and, as promised, you'll soon see us support--as in, tightly integrate with--all the other top ERP, e-procurement, and supply chain providers.

We believe our technology is the most complete... most robust... and most scalable in the entire e-printing world.

Along with this, we bring a strong, recognizable brand name and reputation, and this will reinforce the new sales & account momentum we now have as a result of this combination.

And, along with this, we bring a solid balance sheet into the mix that provides us a good base for us to build what we believe will be a potent, high growth organization.

Let's talk about management teams going forward.

Both Monte and I will remain operationally active on a day-to-day basis. Again, the fit here is terrific... I'm really excited about the "all star" team we have. I'll continue to focus on the innovative activities that got us where we're at today by running technology and, in addition, corporate communication.

Monte, an Inc. Magazine recognized leader with over 15 years of CEO experience building one of the top companies in the promotional products space, will continue to focus on the activities that got Wood where it's at today by running sales and operations.

I will retain the Chairmanship and Monte will retain the CEO and President title.

Robyn Cerutti, iPrint's current CFO, will become the CFO of the combined operations.

The merged organizations will have a board of directors comprised of myself, Monte, two directors from iPrint's current board, two Wood nominees, and a seventh director to be mutually selected at some point after the deal has closed.

I'd like to now introduce Monte Wood, CEO of Wood Associates, future CEO of iPrint Technologies, and my new business partner. Monte?


Monte Wood:

Thank you, Royal.

I have to take a moment and say, I'm very excited about this merger as well. We really believe 1 + 1 here is going to add up to 3 and maybe even 4 or 5. Before I explain how I think we're going to do this, let me give you a little background on Wood Associates.

Wood Associates is headquartered in Silicon Valley and was founded in 1985 with the expressed purpose of being the absolute best partner to large corporations in the area of marketing and promotional solutions.

As Royal mentioned, we're nationwide. We have thousands of business customers but what we're particularly fond of is our active, on-going relationship with over 200 of the Fortune 1000.

Perhaps as important, I feel our corporate sales team is second-to-none... 125 professionals strong, all with experience, passion and a great deal of drive.

This combination makes sense on so many levels, even down to basic philosophy and basic product offering. For example, neither company owns any traditional printing or decoration equipment or hardware... nor any of the capitalization or headcount costs associated with being in the traditional printing business.

We're a technology and solutions company today and will remain a technology and solutions company into the future.

Last year Wood installed a new enterprise-wide tier one ERP system. This was a significant but important investment for us. All facets of our business are integrated into this platform. This investment is to ensure we can scale our growth while driving down our operating costs. And, we think it's a great foundation to leverage all of the technology solutions developed by iPrint.

At Wood, our focus has always been on providing promotional and marketing solutions--what we call "3D" type solutions--coordinated marketing and branding programs that include things like decorated apparel, tradeshow give-aways, branded writing instruments, awards, coffee mugs, baseball caps, t-shirts, golf balls, and so on.

iPrint's focus, though incorporating promotional merchandise, is on the "2D" solutions, things like business cards, stationery, brochures, direct mail pieces, documentation, and bound reports, so on.

The important thing is that both are critical elements to corporate communications and branding.

Both are, more often than not, purchased by the same procurement department in a company. Companies increasingly have a strong desire to tightly integrate the buying and managing of corporate imprinting into newly installed e-procurement systems... and companies continue to have a strong desire to "vendor reduce"... to work with those few organizations that can bring a breadth and depth of technology, products, and services. A perfect opportunity for our combined strengths.

Unlike a majority of our competitors, our combined business model is very focused. We're selling technology and custom imprinted solutions into specific areas within enterprise companies.

We anticipate all kinds of great operational benefits from our newly merged organization.

The keys to our success--as we see them--will be:

*  A continued focus on exceptional customer service.

*  Our strong ability to cross-sell into existing accounts.

* Our strong ability to provide unmatched technology and solutions into new accounts... absolutely differentiated in the marketplace.

* A great opportunity to reduce operational redundancies and take advantage of the significant economies-of-scale of the combined organization.

Wood Associates is a company that believes in the true value of being a team. The team we are about to merge with is the very best at what they do and how they do it. We believe the combination may just be unbeatable.

Now, I'd like to turn the call over to Robyn Cerutti to discuss some of the deal points and to update financial guidance. Robyn?


Robyn Cerutti:

Thanks, Monte.

This combination is truly exciting for us.

As you are aware, iPrint has been focused on profitability. We began cost-cutting initiatives well before the rest of the industry and have continued to focus on getting to profitability while maintaining our technological advantage.

What's terrific about Wood Associates is that they have a deeply experienced sales force and a sophisticated vendor management and achieve impressive economies of scale, resulting in solid revenue and gross margins.

With Wood Associates' proven enterprise sales force and vendor management... our proven enterprise technology... we believe we will see better operating margins going forward.

The all-stock combination is expected to close in the fourth quarter of 2001. As Royal mentioned, proforma revenue for the combined companies is expected to be $30 million for 2001 and over $100 million for 2002.

Maybe most important, iPrint anticipates break even results for operations before merger and integration charges as early as Q4 2001, which is expected to be the first full quarter of combined operations.

Now let's talk about the deal:

The proposed combination will be structured as a tax-free exchange of Wood Associates shares for SEC-registered iPrint shares. The exchange ratio will be
0.86 iPrint shares for each Wood Associates share, resulting in the former Wood Associates shareholders owning a total of approximately 49% of the combined company immediately after the closing giving effect to outstanding common stock, warrants and vested options. Monte and Royal have each agreed to a three-month, post-closing lock-up on their iPrint shares and Monte will receive the same registration rights as Royal. Both Monte and Royal have entered into employment agreements with iPrint, effective at the closing.

Pro forma, immediately after the closing, the total outstanding shares of iPrint will increase from approximately 30 million to approximately 55 million. Outstanding Wood Associates employee stock options will be assumed by iPrint and become exercisable, in accordance with their current vesting schedules, for a total of an additional seven million iPrint shares. The merger agreement calls for an increase in iPrint's option pool sufficient to enable iPrint to grant further options for a total of 10% of the total shares outstanding immediately after the merger.

The combined organization will continue to be called iPrint Technologies and retain the Nasdaq symbol IPRT. Wood Associates will become a wholly-owned subsidiary of iPrint and will continue operating under the Wood Associates brand.

The merger agreement contains a number of conditions to the transaction. iPrint will be filing the full text of the definitive merger agreement and related agreements with the SEC within the next few days.

The transaction will require approval by a two-thirds vote of the outstanding iPrint shares. The directors and executive officers of iPrint, who beneficially own a total of approximately 66% of the outstanding shares, have committed to vote in favor of the transaction and the iPrint board has committed to recommend the transaction to stockholders at a special meeting to be held later this year.

The transaction will also require approval by a majority of the outstanding Wood Associates shares. The directors and executive officers of Wood Associates, who beneficially own approximately 88% of the outstanding Wood Associates shares, have committed to vote in favor of the transaction and the Wood Associates board has committed to recommend the transaction to shareholders at a special meeting to be held on the same date as the iPrint special meeting.

U.S. Bancorp Piper Jaffray has acted as financial advisor and provided a fairness opinion to the Board of Directors of iPrint relating to this transaction.

Now I'd like to turn the call over to Royal to conclude.



Royal Farros:

Thank you, Robyn.

We started a revolution five years ago... our mission was to create technology and solutions that innovate custom imprinting and corporate branding.

I wholeheartedly believe this merger strengthens our ability to continue innovating... to continue leading... and maybe most importantly, to now begin to break away from the pack.

The simple messages we want to leave with you today:

  .  Profitability

  .  Revenue growth

  .  Differentiation

  .  Motivated employees

  .  A great installed base of enterprise customers

  .  And a solid balance sheet

All of these add up to what we firmly believe will be the dominant company in the enterprise e-printing space.

Operator, we'd now like to open it up for questions.

Operator, we'd now like to open it up for questions.


Operator:

Thank you.  The question-and-answer session will be conducted electronically.
If you would like to ask a question, please press star, followed by the digit one on your touch-tone phone. We will proceed in the order that you signal us and take as many questions as time permits. Once again, press star, one, to ask a question. We'll pause a moment to assemble the roster.

Once again, if you do have a question or a comment, press star, one, at this time.

And we'll hear first from John Parsons.


John Parsons:

Yes. Hello. This is John Parsons, Seybold Publications. I entered the conference call a little bit late, but I would like to get a little bit more clarity on the terms of the exchange. I understand it's a stock swap. And I've heard the ratios from Robyn of the value of the stock. Could you give me some idea of the numbers of shares that were traded on either hand?


Royal Farros:

Yeah.  Hi, John.  Robyn, why don't you take that question?


Robyn Cerutti:

The number of shares that we'll be exchanging, taking into account warrants, fully vested shares, outstanding for their options, et cetera, will be approximately 25 million. So we have approximately 30 million outstanding today. We anticipate, after concluding on this, we'll have about 55 million outstanding. I'm sorry - that's actually common stock outstanding.


John Parsons:

OK.  Is this in the press release?


Robyn Cerutti:

Yes, it is.


John Parsons:

OK. I haven't read the whole thing because I got it pretty late. And could Monte comment a little bit more on the background of - I understand - correct me, if I'm wrong, Mr. Wood, if Wood Associates is primarily involved in promotional items. What is the other nature of the business for Wood?


Monte Wood:

It's promotional items and then programs that involve promotional items. So, we also administer marketing programs that incorporate promotional merchandise, including online e-commerce solutions and online administrative plans that use promotional merchandise.


John Parsons:

I see. So, what percentage of that is online and what percentage of it is otherwise for taking these programs to corporate customers?


Monte Wood:

I don't have the exact numbers available.


John Parsons:

Roughly.


Monte Wood:

But I would say roughly 15 percent are in the online sector and the remainder are drop ship business administered through our sales organization.


John Parsons:

Like an inside sales and a typical sales organization?


Monte Woods:

Exactly.


John Parsons:

And, to what extent will you be incorporating the iPrint Web technology for the combined business?


Monte Woods:

Well, the most commonly asked question by our customers is how can we administer our business effectively? Very few of them actually know what they spend on promotional merchandise. So, we're excited about the opportunity to get out there and present it. I believe that the adoption rate will be based on how many customers are actually using Oracle, PeopleSoft, Ariba and the other platforms that iPrint integrates into and how quickly we can talk to them.


John Parsons:

And, maybe this is a question for Royal. To what extent is the integration with Oracle, PeopleSoft to the point where a company could track its spending on these 2D and 3D projects?


Royal Farros:

Oh, to a great extent. In fact, we are the very first company to fully support Oracle's punch out. Oracle sales forces is actually using our punch out as a demonstration of what that kind of technology can bring to the table. So - to a great extent.


John Parsons:

And how many sites actually have this punch out in place - other than Oracle itself?

Royal Farros:

Well, right now, it's Oracle and then we will be making future announcements of who else adopts the technology in the future.


John Parsons:

OK.  That's all I've got.


Royal Farros:

Great.  Thanks, John.


John Parsons:

OK.


Operator:

Once again, if you do have a question or a comment, please press star, one, at this time. We'll pause for just a moment.

It seems there are no further questions. I'll turn the conference back over to the speakers for any additional or closing remarks.


Royal Farros:

We'd like to thank everybody for joining us. If there's any further questions, I think everyone knows how to get in touch with us. We very much appreciate your participation today. And we are very excited about this merger and especially with what we're going to do in the marketplace going forward. Thanks, very much, everyone.


Operator:

And that concludes today's teleconference.  Thank you for your participation.